UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 24)*

                             NATIONAL LAMPOON, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    636637100
                                 (CUSIP Number)

                             DAVID B. MILLARD, ESQ.
                             STEPHEN J. DUTTON, ESQ.
                          Leagre Chandler & Millard LLP
                            1400 First Indiana Plaza
                          135 North Pennsylvania Street
                        Indianapolis, Indiana 46204-2415
                                 (317) 808-3000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 15, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
                               (Amendment No. 24)

-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         DANIEL S. LAIKIN
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF,OO
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        2,041,693*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       397,521*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        2,041,693*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        397,521*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,439,214*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
                EXCLUDES  CERTAIN SHARES
                                                [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 54.2%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                 IN
-------------------------------------------------------------------------------

* Includes shares of Common Stock that may be acquired pursuant to options and warrants and upon conversion of shares of Series B Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 24)
-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 PAUL SKJODT
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 CANADA
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        534,747*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       397,521*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        534,747*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        397,521*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 932,268*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
                EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 25.2%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------

* Includes shares of Common Stock that may be acquired pursuant to options and warrants and upon conversion of shares of Series B Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 24)

-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                  SAMERIAN, LLP
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        20,000
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        20,000
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 20,000
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
                EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.3%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 24)
-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                    TIMOTHY S. DURHAM
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a) [X]
                       (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        765,094*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       788,960*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        765,094*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        788,960*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,554,054*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
                EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 38.8%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------

* Includes shares of Common Stock that may be acquired pursuant to options and warrants and upon conversion of shares of Series B Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 24)

-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 DIAMOND INVESTMENTS, LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        92,399
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        92,399
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 92,399
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
                EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 6.2%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 24)

-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 DW LEASING COMPANY,  LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        17,350
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        17,350
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 17,350
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
                EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.2%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 24)

-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 JUDY B. LAIKIN
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF               7.    SOLE VOTING POWER
          SHARES                       26,000
                                 -----------------------------------
       BENEFICIALLY              8.    SHARED VOTING POWER
         OWNED BY                      0
                                 -----------------------------------
      EACH REPORTING             9.    SOLE DISPOSITIVE POWER
          PERSON                       26,000
                                 -----------------------------------
           WITH                  10.   SHARED DISPOSITIVE POWER
                                       0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 26,000
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES
                           [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.7%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 24)

-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 NATIONAL LAMPOON ACQUISITION GROUP LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [  ]

-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 OO
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 California
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        397,521*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        397,521*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 397,521*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
                EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 11.3%*
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------
* See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 24)

-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 DC INVESTMENTS, LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]


-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        281,690*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        281,690*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 281,690*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
                       EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 8.6%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

OO
-------------------------------------------------------------------------------
* Includes shares of Common Stock that may be acquired pursuant to options and warrants and upon conversion of shares of Series B Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 24)

-------------------------------------------------------------------------------
CUSIP No. 636637100
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                   BETTY A. MORGAN
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 OO
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF               7.     SOLE VOTING POWER
          SHARES                        0
                                 -----------------------------------
       BENEFICIALLY              8.     SHARED VOTING POWER
         OWNED BY                       251,693*
                                 -----------------------------------
      EACH REPORTING             9.     SOLE DISPOSITIVE POWER
          PERSON                        0
                                 -----------------------------------
           WITH                  10.    SHARED DISPOSITIVE POWER
                                        251,693*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 251,693*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES
                           [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 7.9%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

IN
-------------------------------------------------------------------------------
* Includes shares of Common Stock that may be acquired pursuant to options and warrants and upon conversion of shares of Series B Convertible Preferred Stock. See Item 5.

                        AMENDMENT NO. 24 TO SCHEDULE 13D

     The Schedule 13D filed with the U.S. Securities and Exchange Commission on June 17, 1999, by Daniel S. Laikin and Paul Skjodt relating to the common stock, $0.0001 par value per share (the "Common Stock"), of National Lampoon, Inc., a Delaware corporation (formerly J2 Communications, a California corporation) (the "Issuer"), as amended on June 22, 1999, July 1, 1999, July 23, 1999, September 3, 1999, September 17, 1999, November 22, 1999, July 20, 2000, July 25, 2000,
August 11, 2000, March 6, 2001, April 2, 2001,  November 19, 2001,  November 21,
2001,  December 17, 2001,  January 31, 2002, May 2, 2002, June 7, 2002, July 10,
2002, September 27, 2002, October 15, 2002, November 21, 2002 and January 22, 2003 is hereby amended to furnish the information as set forth herein.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 4 is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

     As reported in previous amendments to this Statement, on May 17, 2002, the Issuer granted one of the Reporting Persons, National Lampoon Acquisition Group, LLC ("NLAG"), an option for it or its designees to purchase up to 29,256 units for a purchase price of $100 per Unit (the "NLAG Option"). Each unit covered by the NLAG Option consists of one share of the Company's Series B Convertible Preferred Stock and a warrant to purchase 28.169 shares of the Company's Common Stock at a purchase price of $3.55 per share prior to the second anniversary of the date of the issuance of the warrant and $5.00 per share from and after such anniversary (the "Units").

     The NLAG Option was granted pursuant to a Preferred Stock and Warrant Purchase Agreement, dated April 25, 2002, as amended May 17, 2002 (the "Purchase Agreement"), among the Company, NLAG, Daniel S. Laikin, Timothy S. Durham, Paul Skjodt, and certain others. The Purchase Agreement provided that the NLAG Option was exercisable on or before the earlier of January 25, 2003 or ninety days after the Common Stock was relisted for trading on the Nasdaq SmallCap Market or listed on any other national exchange or quotation system.

     As of January 21, 2003, Messrs. Laikin, Durham and Skjodt, together with certain other designees, had exercised the NLAG Option with respect to 22,163 Units (for an aggregate purchase price of $2,216,300), leaving 7,093 Units available for exercise. On January 21, 2003, the Company's Board of Directors authorized and approved an extension of the period for exercising the NLAG Option from January 25, 2003, until March 31, 2003. On that date, the Board of Directors also increased the number of Units covered by the NLAG Option by 2,663 Units.

     NLAG has continued to assign its rights to exercise the NLAG Option to certain of the Reporting Persons as its designees. In addition to the designations and exercises of the NLAG Option reported in earlier amendments to this Statement, Mr. Laikin and Mr. Durham, using personal funds, have each exercised the NLAG Option as follows:

                                                                    No. Units
                                                                    Purchased
     Date of Exercise                Designee                     Upon Exercise

         02/15/03           Daniel S. Laikin                             850
         02/15/03           Timothy S. Durham                            850
         02/05/03           Daniel Laikin                                500
         02/05/03           Timothy S. Durham                            500
         01/21/03           Daniel L. Laikin                           1,500
         01/21/03           Timothy S. Durham                          1,500
         01/08/03           Daniel S. Laikin                             250
         01/08/02           Timothy S. Durham                            250


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on February 15, 2003, the Reporting Persons (referred to herein at times collectively as the "NLAG Group") may be deemed to beneficially own, in the aggregate, 4,408,187 shares of Common Stock, representing approximately 84.0% of the Issuer's outstanding Common Stock (based upon information from the Issuer that 1,501,190 shares of Common Stock were outstanding on February 15, 2003, and including the shares of Common Stock the Reporting Persons have the right to acquire pursuant to the options, warrants and conversion rights reported in this
     Item 5).

(b)  The individual members of the NLAG Group have the following holdings:

     (1) Mr. Durham directly owns 73,200 shares of Common Stock, 12,148 shares of Series B Convertible Preferred Stock ("Series B Preferred") and warrants to acquire 342,197 shares of Common Stock (subject to the warrant that Mr. Durham has granted to a third party to acquire 50,000 shares of Common Stock). He has the right to acquire 7,500 shares of Common Stock pursuant to stock options granted under the Issuer's
          Amended and Restated 1999 Stock Option, Defined Stock and Restated Stock Plan (the "Option Plan"). Mr. Durham may be deemed to share voting and dispositive power with respect to the securities listed below for Diamond Investments, LLC and DC Investments, LLC, for both of which Mr. Durham serves as Managing Member, and DW Leasing Company, LLC, in which Mr. Durham has an ownership interest.

     (2) Mr. Laikin directly owns 168,150 shares of Common Stock, 31,439 shares of Series B Preferred and warrants to acquire 885,605 shares of Common Stock (subject to the warrant that Mr. Laikin has granted to a third party to acquire 50,000 shares of Common Stock). He also has the right to acquire 102,333 shares of Common Stock pursuant to stock options granted under the Option Plan.

     (3) Mr. Skjodt directly owns 141,050 shares of Common Stock, 6,500 shares of Series B Preferred and warrants to acquire 183,099 shares of Common Stock. He also has the right to acquire 7,500 shares of Common Stock pursuant to stock options granted under the Option Plan. He may be deemed to share voting and dispositive power with respect to the securities listed below for Samerian LLP, in which Mr. Skjodt is a Partner.

     (4)  Diamond Investments, LLC directly owns 92,399 shares of Common Stock.

     (5) DC Investments, LLC directly owns 5,000 shares of Series B Preferred and warrants to purchase 140,845 shares of Common Stock.

     (6)  Judy B. Laikin directly owns 26,000 shares of Common Stock.

     (7)  Samerian LLP directly owns 20,000 shares of Common Stock.

     (8)  DW Leasing Company, LLC directly owns 17,350 shares of Common Stock.

     (9)  As  of  February  15,  2003,   7,056  Units  remained   available  for
          designation or exercise by NLAG under the NLAG Option.

     (10) Ms. Morgan is the income beneficiary of the Zimmer N Trust (the "Trust") and shares investment control of the Trust's assets. The Trust holds 121,721 shares of Common Stock, 2,307 shares of Series B Preferred and warrants for 64,986 shares of Common Stock.

Each member of the NLAG Group may be deemed to beneficially own securities beneficially owned by the other members of the NLAG Group. Each member of the NLAG Group disclaims beneficial ownership of the securities held by the other members of the NLAG Group.

Information on the percentage of the shares of Common Stock beneficially owned by each of the Reporting Persons is included in the cover pages to this Amendment No. 24 and is incorporated herein by reference.

(c) Other than the transactions reported in Item 4, no other transactions have been effected by the Reporting Persons since those transactions reported in Amendment No. 23 to this Schedule 13D filed on January 22, 2003.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

A.   Joint Filing Agreement Pursuant to Regulationss.240.13d-1(k).

B.   Preferred Stock and Warrant Purchase Agreement, dated April 25, 2002.

C. First Amendment to Preferred Stock and Warrant Purchase Agreement, dated May 17, 2002.

D.   First Amendment to Voting Agreement, dated June 6, 2002.

E. Mutual Release, dated May 17, 2002, among the Issuer, James P. Jimirro and the members of the NLAG Group.

F. Employment Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin.

G. Non-Qualified Stock Option Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin.

H. Letter, dated May 17, 2002, regarding Termination of Surviving Provisions of Letter Agreement, from the Issuer to Daniel S. Laikin and Paul Skjodt.

I. Form of Common Stock Warrant (including schedule identifying material terms).

J.   Option Transfer Agreement, dated November 12, 2002.

K.   Second Amendment to Voting Agreement, dated October 4, 2002.

L.   Assumption and Adherence Agreement, dated October 4, 2002.

M.   Form of Warrant Agreement and Schedule Identifying Material Details.

N.   Limited Power of Attorney of Timothy S. Durham.

O.   Limited Power of Attorney of Paul Skjodt.

P.   Limited Power of Attorney of Judy B. Laikin.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2003



/s/ Daniel S. Laikin
------------------------------------
DANIEL S. LAIKIN



NATIONAL LAMPOON ACQUISITION GROUP, LLC


                  *
------------------------------------
By: Daniel S. Laikin
Its:  Managing Member



                  *
------------------------------------
PAUL SKJODT



SAMERIAN LLP


                  *
------------------------------------
By:   Paul Skjodt
Its:  Managing Member



                  *
------------------------------------
JUDY B. LAIKIN



/s/ Betty A. Morgan
------------------------------------
BETTY A. MORGAN

                  *
------------------------------------
TIMOTHY S. DURHAM



DIAMOND INVESTMENTS, LLC


                  *
------------------------------------
By:   Timothy S. Durham
Its:  Managing Member



DW LEASING COMPANY, LLC


                  *
------------------------------------
By:   Timothy S. Durham
Its:  Managing Member



DC INVESTMENTS, LLC


                  *
------------------------------------
By: Timothy S. Durham
Its:  Managing Member



* By: /s/ Daniel S. Laikin
      ------------------------------
          Daniel S. Laikin
          Attorney-in-Fact

                                  EXHIBIT INDEX


             Exhibit No.                             Description

                A                      Joint Filing Agreement Pursuant to
                                       Regulation ss.240.13d-1(k).

                B Preferred Stock and Warrant Purchase Agreement, dated as of April 25, 2002. This Exhibit is incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Issuer on April 29, 2002.

                C First Amendment to Preferred Stock and Warrant Purchase Agreement, dated May 17, 2002. This Exhibit is incorporated by reference to Exhibit 10.1 in the Issuer's Form 8-K filed on May 31, 2002.

                D First Amendment to Voting Agreement dated June 6, 2002. This Exhibit is incorporated by reference to Exhibit D to Amendment No. 18 to Schedule 13D filed on June 7, 2002.

                E Mutual Release, dated May 17, 2002, among the Issuer, James P. Jimirro and the members of the NLAG Group. This Exhibit is incorporated by reference to Exhibit
                                       10.7 in the Issuer's Form 8-K filed on
                                       May 31, 2002.

                F Employment Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin. This Exhibit is incorporated by reference to Exhibit 10.9 in the Issuer's Form 8-K filed on May 31, 2002.

                G Non-Qualified Stock Option Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin. This Exhibit is incorporated by reference to Exhibit
                                       10.10 in the Issuer's Form 8-K filed on
                                       May 31, 2002.

                H Letter, dated May 17, 2002, regarding Termination of Surviving Provisions of Letter Agreement, from the Issuer to Daniel S. Laikin and Paul Skjodt. This
                                       Exhibit is incorporated by reference to
                                       Exhibit 10.12 in the Issuer's Form 8-K
                                       filed on May 31, 2002.

                I Form of Common Stock Warrant, dated May 17, 2002 (including schedule identifying material terms). This Exhibit is incorporated by reference to Exhibit
                                       10.16 in the Issuer's Form 8-K filed on
                                       May 31, 2002.

                J Option Transfer Agreement, dated November 12, 2002. This Exhibit is incorporated by reference to Exhibit J in Amendment No. 22 to this Schedule 13D filed on November 21, 2002.

                K Second Amendment to Voting Agreement, dated October 4, 2002. This Exhibit is incorporated by reference to Exhibit K in Amendment No. 21 to this Schedule 13D filed on October 15, 2002.

                L Assumption and Adherence Agreement, dated October 4, 2002. This Exhibit is incorporated by reference to Exhibit L in Amendment No. 21 to this Schedule 13D filed on October 15, 2002.

                M Form of Warrant Agreement and Schedule Identifying Material Details.This Exhibit is incorporated by reference to Exhibit M in Amendment No. 23 to this Schedule 13D filed on January 22, 2003.

                N                      Limited Power of Attorney of Timothy S.
                                       Durham. This Exhibit is incorporated by
                                       reference to Exhibit N in Amendment No.
                                       23 to this Schedule 13D filed on
                                       January 22, 2003.

                O                      Limited Power of Attorney of Paul Skjodt.
                                       This Exhibit is incorporated by reference to Exhibit O in Amendment No. 23 to this
                                       Schedule 13D filed on January 22, 2003.


                P                      Limited Power of Attorney of Judy B.
                                       Laikin. This Exhibit is incorporated by
                                       reference to Exhibit P in Amendment No.
                                       23 to this Schedule 13D filed on
                                       January 22, 2003.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agree to the joint filing of a statement on Schedule 13D, including amendments thereto, with respect to the common shares, no par value, of J2 Communications, a California corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such filings, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing
Agreement may be executed in any number of counterparts, all of which collectively shall constitute one and the same instrument.

Dated: October 11, 2002


/s/ Daniel S. Laikin
----------------------------------------
DANIEL S. LAIKIN


/s/ Paul Skjodt
----------------------------------------
PAUL SKJODT


SAMERIAN LLP


/s/ Paul Skjodt
----------------------------------------
By:   Paul Skjodt
Its:  Managing Member


/s/ Timothy S. Durham
----------------------------------------
TIMOTHY S. DURHAM


DIAMOND INVESTMENTS, LLC


/s/ Timothy S. Durham
----------------------------------------
By:   Timothy S. Durham
Its:  Managing Member


DW LEASING COMPANY, LLC


/s/ Timothy S. Durham
----------------------------------------
By:   Timothy S. Durham
Its:  Managing Member

/s/ Judy B. Laikin
----------------------------------------
JUDY B. LAIKIN


NATIONAL LAMPOON ACQUISITION GROUP LLC

/s/ Daniel S. Laikin
----------------------------------------
By: Daniel S. Laikin
Its:  Managing Member


DC INVESTMENTS, LLC


/s/ Timothy Durham
----------------------------------------
By: Timothy Durham
Its:  Managing Member



/s/ Betty A. Morgan
----------------------------------------
BETTY A. MORGAN